SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

Max L. Fuller
4080 Jenkins Road
Chattanooga, Tennessee
Telephone:  (423) 510-3000
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

May 7, 2019
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,115,531(1)
	8.	Shared Voting Power 15,687,101(2)
	9.	Sole Dispositive Power 164,815(3)
	10.	Shared Dispositive Power 8,950,716(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 25,332 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 688,940 shares of Class A common stock held by Fuller Family Enterprises, LLC (“Fuller Family Enterprises”), over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iii) 6,157 options to purchase Class A common stock held directly by Mr. Max Fuller that will vest on June 13, 2019, (iv) 133,326 shares of Class B common stock held directly by Mr. Max Fuller, and (v) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

(2)
Includes shares of Class B common stock subject to a voting agreement (the “Voting Agreement”) by and among Max L. Fuller, Janice Fuller, Fuller Family Enterprises, William Eric Fuller (“Eric Fuller”), Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, and Quinn Family Partners, L.P. (“Quinn Family Partners”). Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of U.S Xpress Enterprises, Inc. (the “Issuer”) or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

(3)
Includes (i) 25,332 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 6,157 options to purchase Class A common stock held directly by Mr. Max Fuller that will vest on June 13, 2019, and (iii) 133,326 shares of Class B common stock held directly by Mr. Max Fuller.

(4)	Includes (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises and (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by Messrs. Max Fuller and Eric Fuller and Ms. Pate (collectively, the "Qualifying Stockholders") and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Janice Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,943,985(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
In accordance with the operating agreement of Fuller Family Enterprises, Mr. Max Fuller has sole voting power with respect to the shares of common stock in Fuller Family Enterprises and in accordance with the trust documents of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Mr. Eric Fuller has sole voting power with respect to the shares of common stock in the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller. Ms. Janice Fuller does not have any voting rights with respect to shares of common stock covered by the Voting Agreement.

(2)
Includes (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises, (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises, and (iii) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Fuller Family Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,950,716(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,950,716(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises and (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

(2)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(3)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons William Eric Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,342,004(1)
	8.	Shared Voting Power 15,687,101(2)
	9.	Sole Dispositive Power 2,348,735(3)
	10.	Shared Dispositive Power 1,993,269(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 83,598 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 20,320 options to purchase Class A common stock held directly by Mr. Eric Fuller that will vest on June 13, 2019, (iii) 557,429 shares of Class B common stock held directly by Mr. Eric Fuller, (iv) 77,775 Class B restricted stock units that will vest on May 15, 2019, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)
Includes (i) 83,598 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 20,320 options to purchase Class A common stock held directly by Mr. Eric Fuller that will vest on June 13, 2019, (iii) 557,429 shares of Class B common stock held directly by Mr. Eric Fuller, (iv) 77,775 Class B restricted stock units that will vest on May 15, 2019, and (v) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

(4)	Includes 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,993,269
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,993,269
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,609,613
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,609,613
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,169,445(1)
	8.	Shared Voting Power 15,687,101(2)
	9.	Sole Dispositive Power 3,169,445 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 9,375 shares of restricted Class A common stock held directly by Ms. Pate, (ii) 100,000 shares of Class A common stock held directly by Ms. Pate, (iii) 6,157 options to purchase Class A common stock held directly by Ms. Pate that will vest on June 13, 2019, (iv) 242,219 shares of Class B common stock held directly by Ms. Pate, (v) 77,775 Class B restricted stock units that will vest on May 15, 2019, (vi) 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (vii) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,583,914
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,583,914
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Quinn Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 150,005
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,005
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,980(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on February 22, 2019, relates to the Class A common stock, par value $0.01 per share, of U.S. Xpress Enterprises Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, TN 37421. Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

On May 7, 2019, Mr. Eric Fuller terminated the Eric Fuller 10b5-1 Plan, a written sales plan with Morgan Stanley under Rule 10b5-1 that he had adopted on February 14, 2019. The Eric Fuller 10b5-1 provided for the sale of up to 74,904 shares of the Issuer's Class B common stock, which would automatically convert into Class A common stock upon sale. At the time of termination, Mr. Fuller had sold 10,000 shares of Class B common stock pursuant to the Eric Fuller 10b5-1 Plan.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

(a) – (b)

Based upon the number of shares reported as outstanding in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019 and including the Class B restricted stock units that will vest on May 15, 2019, there are 48,766,312(1) shares of Class A and Class B common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 16,626,980(2) shares of the Issuer's common stock, representing approximately 34.1%(3) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Included in the aggregate amount of common stock beneficially owned by Mr. Max Fuller are (i) 25,332 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 688,940 shares of Class A common stock held by Fuller Family Enterprises, over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iii) 6,157 options to purchase Class A common stock held directly by Mr. Max Fuller that will vest on June 13, 2019, (iv) 133,326 shares of Class B common stock held directly by Mr. Max Fuller, and (v) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

Included in the aggregate amount of common stock beneficially owned by Ms. Janice Fuller are (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises, (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises, and (iii) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Included in the aggregate amount of common stock beneficially owned by Fuller Family Enterprises are (i) 688,940 shares of Class A common stock held by Fuller Family Enterprises and (ii) 8,261,776 shares of Class B common stock held by Fuller Family Enterprises.

Included in the aggregate amount of common stock beneficially owned by Mr. Eric Fuller are (i) 83,598 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 20,320 options to purchase Class A common stock held directly by Mr. Eric Fuller that will vest on June 13, 2019, (iii) 557,429 shares of Class B common stock held directly by Mr. Eric Fuller, (iv) 77,775 Class B restricted stock units that will vest on May 15, 2019, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller are 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

Included in the aggregate amount of common stock beneficially owned by Max Fuller Family Limited Partnership are 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

Included in the aggregate amount of common stock beneficially owned by Ms. Pate are (i) 9,375 shares of restricted Class A common stock held directly by Ms. Pate, (ii) 100,000 shares of Class A common stock held directly by Ms. Pate, (iii) 6,157 options to purchase Class A common stock held directly by Ms. Pate that will vest on June 13, 2019, (iv) 242,219 shares of Class B common stock held directly by Ms. Pate, (v) 77,775 Class B restricted stock units that will vest on May 15, 2019, (vi) 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (vii) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate are 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate.

Included in the aggregate amount of common stock beneficially owned by Quinn Family Partners are 150,005 shares of Class B common stock held by Quinn Family Partners.
 ________________

1.
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by the Qualifying Stockholders and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale.

2.
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

3.
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2019, there were 32,994,211 shares of Class A common stock and 15,616,551 shares of Class B common stock outstanding. Furthermore, collectively the parties to the Voting Agreement have 155,550 Class B restricted stock units that will vest on May 15, 2019 and 85,000 shares of Class B common stock sold by Mr. Eric Fuller on May 7, 2019 automatically converted Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Persons represents approximately 71.2% of the voting power of all outstanding Issuer stock, including the Class B restricted stock units that will vest on May 15, 2019 and the conversion of 85,000 shares of Class B common stock to Class A common stock on May 7, 2019.

(c)          No transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days, except for the sale of 85,000 shares of Class B common stock, which automatically converted into Class A common stock upon sale, by Mr. Eric Fuller on May 7, 2019, in a series of open market transactions, at a weighted average price per share of $5.9073, and range of prices per share from $5.77 to $6.04. The Reporting Persons undertake to provide, upon request by the SEC staff, the Issuer, or a stockholder of the Issuer, full information regarding the number of shares sold at each separate price.

           (d)          Not applicable

   (e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

On May 7, 2019, Mr. Eric Fuller terminated the Eric Fuller 10b5-1 Plan, a written sales plan with Morgan Stanley under Rule 10b5-1 that he had adopted on February 14, 2019. The Eric Fuller 10b5-1 provided for the sale of up to 74,904 shares of the Issuer's Class B common stock, which would automatically convert into Class A common stock upon sale. At the time of termination, Mr. Fuller had sold 10,000 shares of Class B common stock pursuant to the Eric Fuller 10b5-1 Plan.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated July 9, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.2	Power of Attorney of Max L. Fuller (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.3	Power of Attorney of Janice Fuller (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.4	Power of Attorney of Fuller Family Enterprises, LLC (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.5	Power of Attorney of William Eric Fuller (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.6
Power of Attorney of Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.7	Power of Attorney of Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.7 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.8	Power of Attorney of Lisa M. Pate (incorporated by reference to Exhibit 99.8 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.9
Power of Attorney of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate (incorporated by reference to Exhibit 99.9 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.10	Power of Attorney of Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.10 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.11
Voting Agreement, dated June 13, 2018, by and among by Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.11 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.12
Stockholders’ Agreement, dated June 13, 2018, by and among the Company, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.12 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.13
Registration Rights Agreement, dated June 13, 2018, by and among the Company, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.13 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.14
Revolving Line of Credit Agreement, dated June 18, 2018, by and between Fuller Family Enterprises, LLC and Morgan Stanley Private Bank, National Association (incorporated by reference to Exhibit 99.14 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

MAX L. FULLER, individually

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JANICE FULLER, individually

/s/ Janice Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FULLER FAMILY ENTERPRISES, LLC, by Max L. Fuller, as member

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

WILLIAM ERIC FULLER, individually

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO WILLIAM E. FULLER, by William Eric Fuller, as trustee

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX FULLER FAMILY LIMITED PARTNERSHIP, by William Eric Fuller, as managing general partner

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

LISA M. PATE, individually

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

ANNA MARIE QUINN 2012 IRREVOCABLE TRUST FBO LISA M. PATE, by Lisa M. Pate, as trustee

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

QUINN FAMILY PARTNERS, L.P., by Lisa M. Pate, as managing general partner

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: May 9, 2019